Arbor Court Capital, LLC

Cleveland, Ohio

April 4, 2014

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – India MidCap Index
ICA File 811-22706

Ladies and Gentlemen:

We are the underwriter for the above Fund.  The Fund filed an amendment under Rule 485(a) on March 28, 2014, and is filing another amendment today.  We understand that all comments raised by the Staff have been addressed by the Fund.  Accordingly, we respectfully request that the filing for the DMS India MidCap Index Fund, both Class A and I shares, be declared effective by the Commission on today’s date, April 4, 2014, or as soon as practicable thereafter.  Thank you very much.

Arbor Court Capital, LLC

By:  ss//Gregory Getts, CFO//

 03/28/2014 SL1 1274974v1 107557.00008